Exhibit 21.1
NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
TriQuint, Inc. (f/k/a Sawtek, Inc.)	Florida
TriQuint TFR, Inc. (f/k/a TFR Technologies, Inc.)	Oregon
TriQuint Semiconductor GmbH	Germany
TriQuint C.V.	Netherlands Antilles
TriQuint S.R.L. (f/k/a Sawtek S.R.L)	Costa Rica
TriQuint B.V.	Netherlands

TriQuint Asia, Inc. (f/k/a Sawtek Far East, Inc.)	Delaware
TriQuint Japan TYK	Japan
TriQuint (Shanghai) Trading Company, Ltd.	China

TriQuint Texas General Holding Company	Delaware
TriQuint Texas, Inc. (f/k/a TriQuint Texas Limited Holding Company)	Delaware
TriQuint Semiconductor Texas, LP	Texas

TriQuint Sales and Design, Inc. (f/k/a TriQuint Optoelectronics, Inc.)	Delaware

TriQuint Europe Holding Company	Delaware

TriQuint WJ, Inc (f/k/a WJ Communications, Inc.)	Delaware
WJ Newco LLC	Delaware